NEWS RELEASE


	DIME COMMUNITY BANCORP, INC., REPORTS THIRD FISCAL QUARTER EARNINGS



2nd CONSECUTIVE TAX RECOVERY BOOSTS EARNINGS PER SHARE, 10% SHARE REPURCHASE PROGRAM COMPLETED

Brooklyn, NY, April 24, 1997.  Dime Community Bancorp, Inc. (the
"Company") ( NASDAQ: DIME), the holding company for the Dime Savings Bank of Williamsburgh (the "Bank"), today reported earnings per share for the third fiscal quarter ended March 31, 1997 of $0.26, and $0.73 for the first nine months of the fiscal year. For the second consecutive quarter, the Company has benefited from the recovery of deferred taxes previously taken against the Bank's pre-conversion mutual savings bank earnings. A recovery of New York City deferred tax liability in the amount of $1,034,000, or $0.07 per share, was recorded in the current quarter after a similar recovery of New York State deferred tax liability in the amount of $1,848,000, or $0.14 per share was recorded in the quarter ended December 31, 1996. These deferred tax liabilities were accumulated prior to the conversion of the Bank to stock form and the recoveries are nonrecurring. Absent the recovery, adjusted earnings per share were $0.19, down $0.04 from the prior quarter end, as the Company commenced accruals for compensation expense associated with the implementation of the Recognition and Retention Plan for Directors, Officers and Employees ("RRP") approved by the shareholders at the Annual Meeting on December 17, 1996.

Also during March, 1997, the Company substantially completed its 10% share repurchase program. The favorable impact of this share repurchase program on earnings per share will be fully realized in subsequent quarters.

CASH EARNINGS ENHANCE THE EARNINGS PER SHARE PERFORMANCE OF THE COMPANY.   In
June, 1996, the Company completed a significant acquisition using the purchase method of accounting and creating goodwill in the amount of $28.4 million. As a result, cash earnings will deviate substantially above reported earnings until goodwill is fully amortized, and will serve to accelerate the increase in tangible

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

book value to shareholders. Non-cash expenses associated with the amortization of goodwill, as well as non-cash charges stemming from the Company stock plans, are directly accretive to book value. Cash earnings for the quarter ended March 31, 1997 were $0.35 per share, and $0.95 per share for the first nine months of the fiscal year. Cash earnings as a percentage of average assets was 1.51% and 1.38% for the quarter and nine months ended March 31, 1997, respectively. Cash earnings as a percentage of average tangible equity was 10.16% and 9.04% for the quarter and nine months ended March 31, 1997, respectively.

ADJUSTED QUARTER-OVER-QUARTER RESULTS. Comparative results are discussed for March 31, 1997 versus December 31, 1996 rather than March 31, 1996. The Bank was not publicly held prior to June 26, 1996 and also acquired Conestoga Bancorp, Inc. on June 26, 1996, increasing total assets from $690 million to $1.2 billion. March 31, 1996 results, however, are presented in the tables. Adjusted Net Income for the quarter ended March 31, 1997 was $2.5 million, versus $3.1 million for the quarter ended December 31, 1996. This resulted in adjusted cash earnings as a percentage of average assets of 1.18% for the quarter ended March 31, 1997, and 1.29% for the quarter ended December 31, 1996. Adjusted cash earnings as percentage of average tangible equity was 7.91% for the quarter ended March 31, 1997, and 8.37% for the quarter ended December 31, 1996. The tangible equity to asset ratio declined to 13.14% from 15.58% at the prior quarter end due to the repurchase of common stock into treasury and the purchase of the Company's common stock for the RRP. Another strong quarter of loan production resulted in $56.8 million of total loans originated for the quarter, of which $55.6 million were multi-family loans, just below the previous quarter's total loan originations of $64.8 million. Net interest margin increased from 4.13% to 4.19% during the quarter, and the ratio of nonperforming assets to total assets remained flat for the quarter at a marginal 0.44%. The core efficiency ratio (excluding expenses accretive to book value) was 40.80% and 36.18%, for the quarters ended March 31, 1997 and December 31, 1996, respectively.

HIGHLIGHTS OF THE THREE MONTHS ENDED MARCH 31, 1997

ONE-TIME RECOVERY OF NEW YORK CITY INCOME TAX. On March 11, 1997, New York City adopted legislation effective January 1, 196, which, unlike the Federal income tax legislation adopted in August 1996, generally retains the percentage of taxable income method for computing allowable bad debt deductions and only requires the Bank to recapture into income New York City tax bad debt reserves under certain limited circumstances. Prior to adoption of this legislation, the Bank had established a deferred tax liability of approximately $1,034,000 recorded for the excess of City tax bad debt reserves over its reserve at December 31, 1987 in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." After evaluating the City tax legislation, as well as relevant accounting literature and industry practices, management of the Bank concluded that this liability was no longer required to be recorded, and recovered the full liability. A recovery of a portion of New York State deferred tax liability was recorded in the prior quarter based upon similar State legislation.

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

REPURCHASE OF COMMON STOCK. During the month of March, the Company substantially completed its repurchase of 1,454,750 shares, or 10%, of its common stock into treasury. Since quarterly earnings per share is calculated on the average number of shares outstanding throughout the quarter, had these shares been repurchased at the beginning of the quarter, reported earnings per share would have risen by $0.03 to $0.29 per share. The favorable impact of this share repurchase program on earnings per share will be fully realized in subsequent quarters.

Also during March, the purchase of 4% of the common stock outstanding to fund the RRP approved by shareholders at the Annual Meeting held on December 17, 1996 was substantially completed. All shares were acquired in the open market, requiring no additional shares to be issued.

CONTINUED GROWTH IN MULTI-FAMILY LOAN ORIGINATIONS. Loan originations for the three months ended March 31, 1997, were $56.8 million, of which $55.6 million were multi-family loans. As a result, total loans as a percentage of earning assets increased from 55.46% to 58.75% by the end of March, 1997. Since June 26, 1996, the date of the Company's initial public offering, the total loans-to-earning assets ratio has increased by over 30%, from 45.13% to 58.75%, with more than $169.3 million of multi-family loans having been originated. The loan commitment pipeline currently stands in excess of $100 million.

The Company continues to see aggressive competition for loans in the multi-family marketplace which has resulted in more favorable rates for borrowers, and generally lower loan-to-value ratios for the Bank. The Company believes it is prudent to continue to allocate a portion of current earnings as a provision against possible future loan losses, especially in view of the growth of this loan category on the Company's balance sheet. As of March 31, 1997, the Allowance for Loan Losses was $9.9 million, or 1.45% of total loans. More importantly, this Allowance represents 2.34% of total multi-family loans in portfolio. Management will continue to evaluate the risk profile of the loan portfolio, especially that of new loans, and thus the appropriateness of maintaining the current level of loan loss provisions.

REVIEW OF RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 1997

NET INTEREST INCOME. Net interest income totaled $12.1 million for the three months ended March 31, 1997, an increase of $147,000 from the three months ended December 31, 1996, primarily because the volume of interest-earning assets rose slightly and the yield on interest-earning assets increased. As a result, the net interest margin increased to 4.19% from 4.13%.

The average balance of interest-earning assets increased by $12.8 million (after the $33.9 million reduction in investments used to fund the share repurchase program and the purchase of the shares for the Company's RRP). The yield on average earning assets increased 5 basis points to 7.72%, driven primarily by the movement of funds from matured investment securities into higher yielding real estate loans and mortgage backed securities.

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

The average balance of interest-bearing liabilities rose by $14.9 million, nearly all of which can be accounted for by the gain in the volume of certificates of deposit, whose average cost declined by 10 basis points to 5.53%. The average cost of all interest-bearing liabilities declined by 9 basis points to 4.17% at March 31, 1997 from December 31, 1996.

PROVISION FOR LOAN LOSSES AND NET CHARGE-OFFS. There was no change in the loan loss provision charged to earnings in the current quarter over the prior quarter. For each of the first three quarters of the current fiscal year, management has booked a provision in the amount of $1.1 million. Net loans charged-off to the loan loss reserve during the quarter ended March 31, 1997 amounted to $56,000, versus $820,000 charged-off during the quarter ended December 31, 1996.

NON-INTEREST INCOME AND NON-INTEREST EXPENSE. Non-interest income declined by $271,000, from $1.1 million for the quarter ended December 31, 1996, to $781,000 for the quarter ended March 31, 1997, primarily the result of fewer gains from sales and calls of securities.

Non-interest expense increased by $841,000 during the period, from $5.9 million at December 31, 1996 (adjusted for a nonrecurring recovery of $296,000 received during December, 1996, related to the Bank's claim against Nationar), to $6.7 million at March 31, 1997. The primary reason was the compensation expense associated with the implementation of the Company's stock plans, which rose from $361,000 last quarter to $892,000 for the current quarter. This represents an increase of $531,000, due in part to two months expense accruals for the RRP, and also due to the rise in the Employee Stock Ownership Plan expenses resulting from the rise in the Company's stock price. Note that these expenses, and the tax benefits associated with them, are non-cash expenses which increase the book value of the Company. Excluding these non-cash expenses and goodwill (also a non-cash expense), the core efficiency ratio for the period ended March 31, 1997 was 40.80%, and operating expenses as a percent of average assets were 1.70%.

INCOME TAXES. Income taxes, before adjustment, for the three months ended March 31, 1997 were $2.6 million, versus $3.3 million for the three months ended December 31, 1996, for an effective tax rate of 51.74% and 51.45%, respectively. The Company's high effective tax rate is mainly a result of the non-deductibility of goodwill amortization associated with the acquisition completed on June 26, 1996.

As previously mentioned, the Company has recovered deferred tax liabilities in two consecutive periods as a result of legislation adopted by each of New York State and New York City that generally retains the percentage of taxable income method for computing allowable bad debt deductions available for thrift institutions, and does not require the Bank to recapture into income State or City tax bad debt reserves except for certain limited occurrences. After evaluating the State and City tax legislation, as well as relevant accounting literature and industry practices, management of the Bank concluded that these liabilities were no longer required to be recorded, and recovered the full liabilities of $1.8 million from the

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New York State deferred liability in December, 1996, and $1.0 million from the
New York City deferred liability in March, 1997.

REVIEW OF FINANCIAL CONDITION AT MARCH 31, 1997

The Company's assets totaled $1.24 billion at March 31, 1997, a decrease of $134.5 million from total assets of $1.37 billion at June 30, 1996. The decrease resulted primarily from the refund, on July 1, 1996, of $131.1 million in excess proceeds related to the oversubscription to the Company's initial public offering (the "oversubscription refund"), which were included in Escrow and other deposits at June 30, 1996. The oversubscription refund was paid through the maturity of investment securities available for sale of $125.0 million and reduction of $6.1 million in federal funds sold.

Real estate loans and loans held for sale increased $98.9 million, resulting primarily from originations of $176.3 million during the nine months ended March 31, 1997, of which $169.3 million were multi-family and underlying cooperative and non-residential loans. Funding for these loans was obtained from various sources, including maturing investment securities and federal funds sold, and increased deposits and borrowings of $12.2 million and $25.9 million, respectively.

The Company's Stockholders' equity totaled $190.8 million, or 15.42% of total assets at March 31, 1997, a decrease of $22.3 million from June 30, 1996. The decrease resulted from repurchases of the Company's common stock of $27.1 million and $6.8 million, respectively, into treasury stock and by the RRP, which occurred during the three months ended March 31, 1997. At March 31, 1997, the Company's stated book value and tangible book value were $14.53 and $12.39 on a per share basis, respectively.

At March 31, 1997, the Bank was in compliance with all regulatory capital requirements with Tangible, Core and Risk-based capital ratios of 10.45%, 10.45% and 21.55%, respectively.

Dime Community Bancorp, Inc., is the holding company for the Dime Savings Bank of Williamsburgh, a community-oriented financial institution providing financial services and loans for housing within its market areas. The Bank maintains its headquarters in the Williamsburgh section of the borough of Brooklyn. Fourteen additional offices are located in the boroughs of Brooklyn, Queens, and the Bronx, and in Nassau County. The Bank gathers deposits primarily from the communities and neighborhoods in close proximity to its branches. The Bank's deposits are insured up to the maximum allowable amount by the Bank Insurance Fund or the Savings Association Insurance Fund of the Federal Deposit Insurance Corporation.

CONTACT:  KENNETH A. CEONZO
VICE PRESIDENT AND DIRECTOR OF INVESTOR RELATIONS
(718) 782-6200 extension 279

This earnings release contains certain forward looking statements consisting of estimates with respect to the financial condition, results of operations and business of the Company that are subject to various factors which could cause actual results to differ materially from these estimates. These factors include: changes in general, economic and market conditions, or the development of an interest rate environment that adversely affects the interest rate spread or other income anticipated from the Company's operations and investments.

                              {TABLES FOLLOWING}

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

                                            DIME COMMUNITY BANCORP, INC. AND SUBSIDIARY
                                          CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                                              (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
                                                                  MARCH 31,        DECEMBER 31,                         MARCH 31,
                                                                    1997               1996            JUNE 30,           1996
ASSETS:                                                          (UNAUDITED)        (UNAUDITED)          1996          (UNAUDITED)
                                                               --------------     --------------      -----------     -------------
Cash and due from banks                                               $14,053             $11,653         $17,055           $ 6,913
Investment securities held to maturity                                 97,814              86,320          43,552            40,996
INVESTMENT SECURITIES AVAILABLE FOR SALE:
    Bonds and notes                                                    66,971             122,290         338,089            45,701
    Marketable equity securities                                        3,452               3,399           3,205             3,108
Mortgage backed securities held to maturity                            82,219              85,199          52,580            55,397
Mortgage backed securities available for sale                         200,330             188,707         157,361            37,856
Federal funds sold                                                     30,818              32,952         115,130            24,247
REAL ESTATE LOANS:
   One-to-four family and cooperative apartment                       213,110             219,465         238,227           136,215
   Multi-family and underlying cooperative                            422,741             374,371         303,895           272,057
   Non-residential                                                     44,499              45,313          37,708            32,157
   Less:  Unearned discounts and net deferred loan                    (3,500)             (3,346)         (2,167)           (1,206)
       fees
                                                               --------------    ----------------     -----------    --------------
   Total real estate loans                                            676,850             635,803         577,663           439,223
   Other loans                                                          5,801               5,871           5,564             3,988
   Allowance for loan losses                                          (9,885)             (8,891)         (7,812)           (6,146)
                                                              ---------------    ----------------    ------------     -------------
   TOTAL LOANS, NET                                                   672,766             632,783         575,415           437,065
                                                              ---------------    ----------------    ------------     -------------
Loans held for sale                                                       167                 335             459               468
Premises and fixed assets                                              14,033              14,048          14,399             6,138
Federal Home Loan Bank of New York capital stock                        8,322               7,598           7,604             4,923
Other real estate owned, net                                            1,883               2,270           1,946             1,814
Goodwill                                                               26,977              27,566          28,438               -
Other assets                                                           17,469              16,913          16,588            11,549
                                                              ---------------    ----------------    ------------     -------------
TOTAL ASSETS                                                       $1,237,274          $1,232,033      $1,371,821          $676,175
                                                                     ========            ========          ======           =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
NOW, Super Now and Money Market                                       $52,250             $55,523         $61,529          $ 30,413
Savings                                                               348,941             349,654         365,146           231,146
Certificates of deposit                                               534,434             515,907         495,755           288,393
Non-interest bearing checking                                          26,645              27,265          27,684            11,074
                                                              ---------------    ----------------    ------------     -------------
Total Due to depositors                                               962,270             948,349         950,114           561,026
                                                              ---------------    ----------------    ------------     -------------
Escrow and other deposits                                              20,050               8,483         141,732            11,515
Securities sold under agreements to repurchase                         32,851              33,146          11,998             2,026
Federal Home Loan Bank of New York advances                            20,710              15,710          15,710            15,710
Payable for securities purchased                                           -                   -           33,994                -
Other liabilities                                                      10,643               4,782           5,202             4,262
                                                              ---------------    ----------------    ------------     -------------
TOTAL LIABILITIES                                                   1,046,524           1,010,470       1,158,750           594,539
                                                              ---------------    ----------------    ------------     -------------
STOCKHOLDERS' EQUITY
Common stock ($0.01 par, 45,000,000 shares authorized,
  13,125,900 outstanding at March 31, 1997, and 14,547,500
  shares outstanding at December 31, 1996 and June 30, 1996
  No shares outstanding  at March 31, 1996)                               145                 145             145                -
Additional paid-in capital                                            141,482             141,259         141,240                -
Unallocated common stock of Employee Stock Ownership Plan            (10,618)                            (11,541)
                                                                                         (10,926)                                -
Unearned common stock of Recognition and Retention Plan               (6,792)                  -               -                 -
Retained earnings (substantially restricted)                           92,577              89,079          82,916            81,196
Treasury stock (1,421,600 shares at March 31, 1997)                  (27,125)                  -               -                 -
Unrealized gain on securities available for sale, net of
deferred taxes                                                          1,081               2,006             311               440
                                                              ---------------    ----------------    ------------     -------------
TOTAL STOCKHOLDERS' EQUITY                                            190,750             221,563         213,071            81,636
                                                              ---------------    ----------------    ------------     -------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                         $1,237,274          $1,232,033      $1,371,821          $676,175
                                                                     ========            ========          ======           =======

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
                                         DIME COMMUNITY BANCORP, INC. AND SUBSIDIARY
                                      CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                                           (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                      FOR THE THREE MONTHS ENDED                        FOR THE NINE MONTHS ENDED
                                               MARCH 31,        DECEMBER 31,        MARCH 31,        MARCH 31,         MARCH 31,
                                                 1997               1996            1996 <F1>           1997            1996 <F1>
                                               -------------      --------------   -------------       -----------   --------------
INTEREST INCOME:
     Loans secured by real estate                    $13,860             $13,417         $ 9,862           $39,924         $ 29,394
     Other loans                                         111                 103              85               346              249
     Investment securities                             3,115               3,885           1,246            10,918            4,154
     Mortgage-backed securities                        4,652               4,315           1,484            12,665            4,491
     Federal funds sold                                  587                 517             297             1,921              962
                                               -------------      --------------   -------------       -----------   --------------
          TOTAL INTEREST  INCOME                      22,325              22,237          12,974            65,774           39,250
INTEREST EXPENSE:
     Deposits  and escrow                              9,493               9,646           5,554            28,828           17,035
     Borrowed funds                                      716                 622             249             1,696              754
                                               -------------      --------------   -------------       -----------   --------------
         TOTAL INTEREST EXPENSE                       10,209              10,268           5,803            30,524           17,789
              NET INTEREST INCOME                     12,116              11,969           7,171            35,250           21,461
PROVISION FOR LOAN LOSSES                              1,050               1,050             900             3,150            1,850
NET INTEREST INCOME AFTER PROVISION FOR               11,066              10,919           6,271            32,100           19,611
LOAN LOSSES
NON-INTEREST INCOME:
     Service charges and other fees                      479                 514             245             1,419              662
     Net gain on sales and redemptions of assets          32                 206              22               297             (37)
     Other                                               270                 332             112               874              355
                                               -------------      --------------   -------------       -----------   --------------
          TOTAL NON-INTEREST INCOME                      781               1,052             379             2,590              980
NON-INTEREST EXPENSE:                          -------------      --------------   -------------       -----------   --------------
    Compensation and benefits                          3,319               2,683           1,993             8,811            5,534
     Occupancy and equipment                             766                 840             469             2,334            1,269
     SAIF special assessment                              -                   -               -              2,032               -
     Goodwill amortization                               600                 606              -              1,800               -
     Other                                             2,056               1,475           1,439             5,500            3,498
                                               -------------      --------------   -------------       -----------   --------------
          TOTAL NON-INTEREST EXPENSE                   6,741               5,604           3,901            20,477           10,301
          INCOME BEFORE INCOME TAXES                   5,106               6,367           2,749            14,213           10,290
INCOME TAX EXPENSE                                     1,608               1,428           1,266             4,552            4,713
                                               -------------      --------------   -------------       -----------   --------------
          INCOME BEFORE CUMULATIVE
            EFFECT OF CHANGE IN
             ACCOUNTING PRINCIPLE                      3,498               4,939           1,483             9,661            5,577
CUMULATIVE EFFECT ON PRIOR YEARS OF
  CHANGING TO A DIFFERENT METHOD OF
  ACCOUNTING FOR:
     POSTRETIREMENT BENEFITS OTHER THAN
       PENSIONS                                           -                   -               -                 -           (1,032)
                                               -------------      --------------   -------------       -----------   --------------
NET INCOME                                             3,498               4,939           1,483             9,661            4,545
                                                     =======            ========         =======            ======         ========
EARNINGS PER SHARE:
  PRIMARY                                              $0.26               $0.37         N/A (1)             $0.73          N/A (1)
                                                     =======            ========         =======            ======         ========
  FULLY DILUTED                                        $0.26               $0.37         N/A (1)             $0.72          N/A (1)
                                                     =======            ========         =======            ======         ========
  CASH BASIS                                           $0.35               $0.43         N/A (1)             $0.95          N/A (1)
                                                     =======            ========         =======            ======         ========

<F1>Amounts represent operations of the Bank prior to its conversion to public company and acquisition of Conestoga Bancorp, Inc. on June 26, 1996.

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

                    DIME COMMUNITY BANCORP, INC. AND SUBSIDIARY
                           SELECTED FINANCIAL HIGHLIGHTS
                                    (UNAUDITED)


                                                FOR THE THREE MONTHS ENDED                           FOR THE NINE MONTHS ENDED
                                     MARCH 31, 1997    DECEMBER 31, 1996  MARCH 31, 1996  MARCH 31, 1997            MARCH 31, 1996
                                                                               <F1>                                     <F1> <F3>
                                       -----------       -------------      ----------     ------------             --------------
Net Income                                    $ 3,498            $ 4,939          $ 1,483         $ 9,661                    $5,577
Net Income (adjusted)                           2,464              3,091            1,483           7,876                     5,577
Cash Earnings                                   4,683              5,791            1,483          12,587                     5,577
Cash Earnings (adjusted)                        3,649              3,943            1,483          10,802                     5,577
Average Assets                              1,236,580          1,224,659          668,819       1,219,200                   649,314
Average Deposits                              951,089            942,229          558,212         944,931                   557,884
Return on Average Assets                        1.13%              1.61%            0.89%           1.06%                     1.11%
Return on Average Assets (adjusted)
                                                0.80%              1.01%            0.89%           0.86%                     1.11%
Return on Average Tangible
   Stockholders' Equity                         7.59%             10.48%            7.30%           6.94%                     9.33%
Return on Avg Tangible
   Stockholders' Equity (adjusted)              5.34%              6.56%            7.30%           5.66%                     9.33%
Cash Return on Average Tangible Equity         10.16%             12.29%            7.30%           9.04%                     9.33%
Tangible Equity to Total Assets                13.14%             15.58%           12.01%          13.43% <F2>                12.01%
Interest Rate Spread                            3.49%              3.41%            3.88%           3.36%                     3.88%
Net Interest Margin                             4.19%              4.13%            4.41%           4.07%                     4.41%
Operating expenses to average assets            2.18%              1.83%            2.33%           2.24%                     2.06%
Core Efficiency Ratio                          40.80%             36.18%           51.82%          45.18%                    45.83%
Loans/Earning Assets                           58.75%             55.46%           67.52%          46.21% <F2>                67.52%
Loans/Deposits                                 70.96%             67.70%           79.08%          61.43% <F2>                79.08%
Effective Tax Rate                             51.74%             51.45%           46.05%          52.30%                    45.80%
PER SHARE DATA
Earnings per share - reported                  $ 0.26             $ 0.37              N/A          $ 0.73                       N/A
Earnings per share - cash basis                  0.35               0.43              N/A            0.95                       N/A
Book value per share (tangible)                 12.39              13.19              N/A           12.66 <F2>                   N/A
Shares used for EPS computation            13,227,232         13,393,398              N/A      13,265,740                       N/A
Shares used for book value computation     13,125,900         14,547,500              N/A      14,547,500 <F2>                   N/A
CREDIT QUALITY SUMMARY
Net charge-offs                                  $ 56              $ 820            $ 464         $ 1,077                      $878
Nonperforming loans                             3,555              2,917            5,614           6,551 <F2>                 5,614
Other real estate owned                         1,883              2,270            1,814           1,946 <F2>                 1,814
Allowance for loan
   loss/Nonperforming loans                   278.06%            304.80%          109.48%         119.25% <F2>               109.48%
Allowance for loan loss/Total loans             1.45%              1.38%            1.39%           1.34% <F2>                 1.39%
Allowance for loan loss/Multi-family loans      2.34%              2.37%            2.26%           2.57% <F2>                 2.26%
Nonperforming assets/Total assets               0.44%              0.42%            1.10%           0.62% <F2>                 1.10%
REGULATORY CAPITAL RATIOS
Tangible Capital                               10.45%             10.98%           12.01%           9.49% <F2>                12.01%
Core Capital                                   10.45%             10.99%           12.03%           9.50% <F2>                12.03%
Risk-based capital                             21.55%             23.25%           22.22%          21.24% <F2>                22.22%

<F1>Amounts represent operations of the Bank prior to its conversion to public company and acquisition of Conestoga Bancorp, Inc.
    on June 26, 1996.
<F2>Amounts presented are as of June 30, 1996.
<F3>Net income represents income before cumulative effect of change in accounting principles.

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